Wunderlich Securities, Inc.

Oppenheimer & Co. Inc.

Janney Montgomery Scott LLC

JMP Securities LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

c/o Wunderlich Securities, Inc.

2200 Clarendon Boulevard

Arlington, VA 22201

July 16, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Michael McTiernan

Re:	Physicians Realty Trust

Registration Statement on Form S-11

File No. 333-188862

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 4,245 copies of the Preliminary Prospectus, dated July 3, 2013, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Physicians Realty Trust for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on July 18, 2013, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Securities and Exchange Commission

July 16, 2013

Very truly yours,

WUNDERLICH SECURITIES, INC.
OPPENHEIMER & CO. INC.
JANNEY MONTGOMERY SCOTT LLC
JMP SECURITIES LLC
BB&T CAPITAL MARKETS, A DIVISION OF BB&T SECURITIES, LLC

as Representatives of the several Underwriters

By: WUNDERLICH SECURITIES, INC.

/s/ Martin Gaia
Name:	Martin Gaia
Title:	Managing Director

By: OPPENHEIMER & CO. INC.

/s/ Douglas Cameron
Name:	Douglas Cameron
Title:	Head of Equity Capital Markets

By: JANNEY MONTGOMERY SCOTT LLC

/s/ Noam Saxonhouse
Name:	Noam Saxonhouse
Title:	Director

By: JMP SECURITIES LLC

/s/ Steve Ortiz
Name:	Steve Ortiz
Title:	Managing Director, Head of Syndicate, Capital Markets

By: BB&T CAPITAL MARKETS, A DIVISION OF
BB&T SECURITIES, LLC

/s/ Adam Hahn
Name:	Adam Hahn
Title:	Associate, Equity Capital Markets